

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Anthony Marone
Chief Financial Officer and Treasurer
Blackstone Real Estate Income Trust, Inc.
345 Park Avenue
New York, NY 10154

> **Re: Blackstone Real Estate Income Trust, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 000-55931**

Dear Anthony Marone:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction